Mail-Stop 4561

October 10, 2006

(Via facsimile and U.S. Mail)
Drew W. Edwards
623 Holcomb Bridge Road
Oswell, Georgia 30076

Re: El Banco Financial Corporation
    Registration Statement on Form SB-2, amendment number 1
    Filed September 8, 2006
    File Number 333-135900

Dear Mr. Edwards:

        We have reviewed your amended Form SB-2 and have the following comments. Please note that we have conducted a full review and our accounting staff has no comments at this time. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information we may have additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that the offering may continue until June 30, 2007, but that prior to this date you may know for certain that the purchase of NBOG and the Suntrust deposits will not be possible. Please confirm that you will convey this information to potential purchasers if either of these events takes place.

Prospectus Cover

2.   Please revise the cover to indicate that there is significant risk. Indicate that purchasers should be able to afford the loss of their entire investment.

Table of Contents

3.   Revise to include the "Plan of Distribution" in the table.

Summary

4.   Given the unusual complexity of your situation, at the outset of the summary please provide a very brief synopsis of the key information for an investor. This seems to include:

    •   That El Banco, is a development stage financial services company that has not achieved profitable operations, its age and your accumulated net loss through June 30, 2006,
    •   Your dependence on Suntrust and your firm commitment to separate from Suntrust,
    •   the principal use of proceeds from this offering, that is, the repayment of debt and if you raise $24.2 million the purchase of NBOG,
    •   a brief, concise description of NBOG, including its problems, losses and that, as you state, it may not survive long enough for you to raise the funds needed to acquire it and your plan to purchase it,
    •   clarification that the minimum may be met and investors funds released to you, but that this is not enough to purchase NBOG, and
    •   a very brief description of the consequences if you are unable to acquire NBOG, both directly and your inability to purchase your Suntrust deposits.

5.   Disclose in the summary why you chose to purchase NBOG rather than some other bank, or take some other course to become a bank. Note also for the body of the text.

6.   Where appropriate, please disclose how the purchase price to be paid for NBOG was determined. Provide more detailed disclosure, with quantification, in the body of the text including current book value and trading prices for NBOG and the price per share being received by NBOG shareholders.

7.   Where appropriate, please describe and reference the pro forma financial information.

El Banco Financial Corporation, page 1

8.   Avoid promotional text in this section and throughout your filing. This currently takes different forms. For example, you need to establish facts in a correct and balanced fashion from the outset. In the first paragraph disclose your current relationship and dependence on Suntrust and your move to end this relationship. This disclosure indicates that your company provides *traditional bank services* which is not the case. Also, your market is not currently the entire Latino population. You need to focus on the fact that, as correct, your only material operations are those conducted by your 12 El Banco offices in Atlanta, Georgia. Also revise the "Our Market" section to focus on your Atlanta market.

9.   In the first paragraph you state that yours is "one of the first companies to successfully serve" the Latino market. From the profits based point of view of an investor this is not the case. Not only have you not generated income during 6 years of operation, you appear to be abandoning a significant component of your operating model during this time with Suntrust. Please revise to clarify what you mean.

10.   The term "member," used in the second paragraph, implies commitment. Please revise the filing to delete this type of promotional language. It may be better to state that you have provided services for 23,000 different *customers* in the past year.

11.   Revise to delete the reference to "branches" relating to Conexion El Banco and instead indicate they were systems. In addition, file the contracts relating to the additional 250 systems.

Our Products and Services, page 2

12.   Please briefly quantify or describe the current, relative importance between your traditional and non-traditional services.

Combined Operations

13.   Revise to briefly describe the legal structure of El Banco and NBOG currently and going forward, also disclose what the holding company and banks will be named. Note elsewhere as appropriate, for example, at the bottom of page 4 you seem to say that you will combine them, but at the top of the next page you seem to say NBOG will be retained separately with new officers.

14.   If correct, disclose that the officers and directors of the surviving holding company and bank will be the same as for the registrant currently or describe any difference.

15.   Please describe the planned material operations of your company after all of the proposed transactions are completed, with quantification to the extent feasible of the most important components such as cash, deposits, loans and your check cashing and related operations.

Termination of Our Relationship with Sun Trust, page 3

16.   At the end of the first paragraph and the next, please replace the term "par value" with a more appropriate description.

Our Agreement to Acquire NBOG…, page 4

17.   If correct, please revise the first paragraph to indicate that you anticipate the NBOG acquisition *will close* by February 20, 2007. If not, disclose the reasons for this.

18.   Where you describe NBOG, please prominently describe the content and location of the related appendix items. Please also discuss the availability of NBOG's SEC filed documents and the combined company's SEC filings going forward.

The Offering, page 5

19.   Please copy here the last two sentences of the fourth paragraph on page 23 that officers and directors do not plan to buy any shares in this offerings.

Risk Factors, page 11

20.   Please begin with a general risk factor indicating the unusual uncertainty and risk involved in this offering, including that the acquisition of NBOG and the acquisition of Suntrust deposits may not happen even after the minimum offering level has been met. Clarify that once the minimum has been met and the funds released investors funds will not be returned.

21.   Under appropriate subheading, please provide a risk factor to address your lack of experience in integrating an acquired bank and the difficulties you face in initiating your own banking operations while also incorporating the trouble operations of NBOG.

If we fail to complete our acquisition of NBOG by February 20…, page 11

22.   Please revise this heading to clarify that what you will loose is the right to purchase your Suntrust deposits.

23.   In order to avoid confusion, please delete the new text and quantification that relates to the Suntrust loans. Please just quantify the amount of the deposits, their relationship to income and their cost.

Our allowance for loan losses…, page 12

24.   Please move the second paragraph to be first. The heading says you are discussing the combined company, which does not include the Suntrust loans. The Suntrust loans may not even warrant discussion in the risk factor section.

Our data conversion…, page 13

25.   Consider that this heading might better reflect that *"data conversion is a difficult task," if you do not complete this task for the NBOG acquisition before April 15, 2007 you will not be allowed to purchase your Suntrust deposits*. The risk factor might then warrant earlier placement.

Our processing systems are mission critical…, page 18

26.   This is true for any modern company. Have you ever had this kind of problem? If not, consider deleting this comment so that readers can focus on more important concerns. If you have you need to describe this. If not, and you retain this, you need to disclose this fact. Note also that the first risk factor on page 21 is also true for virtually any company. Please consider deleting this comment. You seem to have more important issues that you need to get across.

There is no prior market…, page 19

27.   You seem to discuss two risks here, market volatility – maybe due to lack of prior trading, the IPO nature of this offering or other reasons, and the possible lack of listing and market – possibly resulting in difficulty or an inability to sell these shares at all. Please discuss these under separate headings.

The Offering, page 23

28.   We note your response to our prior comment 24 and have consulted with the Division of Market Regulation regarding the availability of Rule 3a4-1. Because Rule 3a4-1 is a safe harbor, the company would need to fully meet all of its terms in order to rely on it. If the company cannot meet all the terms of the safe harbor, it would then need to analyze

whether any other exemption or exception from broker-dealer registration would apply to its proposed activities. In this regard, you may want to review Securities Exchange Act Release No. 54544 (September 29, 2006). An entity relying on this exemptive order must be a "bank" as that term is defined in Section 3(a)(6) of the Exchange Act. Please explain if the company will rely on this exemptive order, and in particular whether the company is a "bank" as defined in Section 3(a)(6). If the company is not a bank within the meaning of this definition and continues to use the four officers and directors in the offering, please explain whether it will register as a broker-dealer, or its legal basis for not registering.

Plan of Distribution, page 24

29.   Revise to indicate that before any agent can sell any shares for the Company, a post-effective amendment will be filed, naming any such agents as underwriters and disclosing their compensation arrangements.

Determination of the Offering Price, page 24

30.   Please separate out each matter considered either by bullet point or other means so that they are easier to read.

31.   Disclose the exercise terms of the warrants in the third transaction and explain the reference to dilutive effect in terms that are more meaningful for an ordinary reader.

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

32.   We note your disclosure on page 32 that the economic result of your relationship with SunTrust is that you receive the net economic benefit of loan and deposit accounts as if they were your own. Although not a bank holding company, we believe understanding the composition and related risk elements associated with these deposits and loans is essential to understanding your operations. Please revise to include statistical disclosures prescribed under Items III, IV and V of Industry Guide 3. Also refer to SAB Topic 11.K.

Six months ended …, page 35

33.   Please revise the second paragraph to quantify the limit on loans.

Business, page 46

34.   Where appropriate please disclose management's understanding as to why you are
        unprofitable and how you will resolve this. Also note for NBOG.

35.   Pursuant to Item 101(a)(3) of Regulation S-B and our related prior comment on your
        MD&A section, please look through the anticipated offering and purchases and describe
        under appropriate headings and subheadings NBOG, the Suntrust deposits and your plan
        for operations going forward assuming you purchase NBOG and the deposits and
        assuming that you do not. This should be comparable to that in a merger situation or
        purchase of material assets.

36.   Where you describe NBOG please make clear the currently different market of NBOG,
        that is, focused on the non-Latino market. Also, describe NBOG's regulatory problems.

37.   Please include a description of the NBOG deposits, loans and any other material lines of
        business and the Suntrust deposits. Include the market area for each

38.   Going forward, after the NBOG and Suntrust deposit purchases about a third of your
        deposits will be from NBOG and all of your loans will be from NBOG. Please make this
        situation clear in the text. Also, presumably these are with non-Latino customers. Please
        disclose whether you plan to continue this situation.   If your plan is to acquire NBOG
        only for its banking charter and rapidly remake its operations to focus on Latino customer
        please disclose, also discuss the time frame and difficulties in doing this.

39.   To the extent feasible, please quantify or describe your expected income contributions
        and contribution to net income going forward as you do now in the first full paragraph on
        page 54. Otherwise, please indicate that you do not know.

40.   Going forward, where appropriate, please describe your capacity to place into productive
        use the funds you will have after this offering, the purchase of NBOG and the purchase of
        your Suntrust deposits, that is, in other than temporary holding investments. As material,
        take into account loan demand and your management and personnel capacity to make
        loans or other investments. Indicate the amount of time that you believe this will take
        and the impact on profitability. Consider a risk factor on this point as warranted.

41.   As material, consider a risk factor to address that your historical financial performance,
        that of NBOG and that of the Suntrust deposits may be a poor indicator of your future

performance, given that your operations apparently change significantly after the acquisitions.

42.   Going forward it appears that you may have two or even three very distinct customer basis, that is:

    • Latino customers who cash checks with you, or the like, but who do not open accounts and borrow from you,
    • Latino customers with traditional bank accountants and borrowing, including the deposit customers acquired from Suntrust, and
    • traditional non Latino bank customers after the NBOG purchase.

As material describe this situation, including the anticipated importance of each to future net income and how you plan to market to and manage this diverse group.

43.   Disclose where appropriate your current, back office infrastructure capacity to deal with the purchase of NBOG and the Suntrust deposits, including computing equipment, management and staff. This appears to be particularly important because of the Suntrust requirement that the El Banco and NBOG systems be integrated in a prompt fashion.

Our Products and Services, page 50

44.   Disclose the relative importance of these products and services to net income to the extent feasible.

Our Relationship with SunTrust, Page 52

45.   We note your disclosure that you settle all amounts owed and receivable on all of the deposits and loans with SunTrust at the end of each month on a net basis, and pay SunTrust for the net amount of capital used by the El Banco branches. In order to facilitate our understanding of the accounting for this transaction, please provide us with a typical journal entry to record net settlement along with a detailed explanation of how the specific items noted on page 52 factor into the journal entry, and the specific financial statement line items each of the items affects.

El Banco …Growth Strategy, page 53

46.   About half of your customers described in the first paragraph have not continued with you. Please disclose how satisfactory this is. Also it is not clear what significance you place on the number of account holders v. "active" customers. Normally for a bank the

more important information is the dollar amount of loans and deposits. Please discuss what importance you place on these figures.

El Banco…Financial Model, page 54

47.   As commented on previously, we do not understand your description of the Suntrust deposit purchase discussed here in the third paragraph. Do you mean to say that *for no cost* you will receive $10 dollars and the value of the deposits *from* Suntrust? We assume that you do not have to come up with $14.8 million dollars, but rather, at the end of the transaction, will have $14.8 million dollars, the offsetting depositor liabilities and the corresponding customer relationships. Please revise as appropriate both here and elsewhere in the filing where you address this.

Our Agreement to Acquire NBOG…, page 61

48.   As noted previously we find it difficult to understand the relationship and names of the El Banco and NBOG operations going forward. Please revise the third and fourth full paragraphs on page 63 to clearly explain what will happen. Note, for example, the second sentence of the second paragraph. What do you mean by "mainstream brand?" What are you referring to when you reference the "Bank of Our Community?"

Economic Impact, page 65

49.   You are not planning to buy the Suntrust loans. It does not appear correct to be discussing the impact of not buying them at this point, or certainly not in a combined manner with the deposits. Please revise.

Audited Financial Statements – December 31, 2005

Statements of Operations, page F-4

50.   Please revise to re-label the line item labeled non-operating revenue (expenses) to non-operating income (expense). Refer to paragraphs 7 and 9 of Rule 5-03 of Regulation S-X.

Summary of Significant Accounting Policies

Revenue Recognition, page F-9

51.   We note your disclosure that lending services revenue includes loan related revenue, including interest income, loan fees and late fees generated by the loans underwritten and funded by SunTrust. Please tell us whether this income is recognized using the effective interest method. If so, tell us over what period you are recognizing the income from these loans, in light of the fact that either party had the right to terminate the agreement under various scenarios. In addition, tell us how you determined that your revenue recognition policy was in accordance with US GAAP, including the specific accounting literature relied upon in making your determination.

52.   We note your response to prior comment 43 regarding your conclusion that gross revenue reporting is appropriate. Please tell us the following:

        •   Whether the loan and deposit forms indicate that the service is being provided by El Banco or SunTrust;
        •   Who the customer contacts when they have a question regarding their deposit account or their loan agreement;
        •   Who is responsible for contacting the customer regarding past-due accounts;
        •   Whether all of the costs of processing loan application (underwriting and credit decisions) are borne by SunTrust, such that if a loan is not granted, SunTrust is responsible for those costs; and
        •   Why you believe the Company has the ability to establish pricing. In this regard, section 5.2(b) of the Bank Lease and Marketing Agreement indicates that SunTrust is fully responsible for the terms and conditions of each deposit and loan product, including the rates and fees associated with them.

Reserve for Credit Exposure, page F-8

53.   Your disclosure states that the Company originates consumer loans which are underwritten and serviced by SunTrust. Please revise your disclosure here and throughout the filing to clarify that the Company markets consumer loans to its customers, takes applications for these loans and then forwards them to SunTrust for processing, underwriting, funding and servicing.

54.   Tell us what information you receive, or are able to access, regarding the loans that you market, but that are processed, underwritten, funded and serviced by SunTrust. Additionally, tell us whether you have any input into SunTrust's methodology for determining the impaired loans.

55.   We note that if you elect to purchase the loans from SunTrust the purchase amount is their par value, plus $10.00. Par value is defined in Section 5(f) of the Transition Agreement as "outstanding principal and accrued interest balance on the date of sale of

all of the customer loan accounts." Please tell us whether the par value would factor in reserves and other write-offs that SunTrust may have already taken on these loans, and charged to El Banco through the monthly payment provisions.

56. We note your response to comments 31 and 45 and the fact that Section 6.3 of the Bank Lease and Marketing Agreement reads in part "Bank agrees to pay NTS for the services NTS is providing under the agreement the net sum of … (iii) credit and other losses on El Banco Branch Office Accounts …". We also note the following disclosures throughout the filing as they relate to your credit exposure on these off-balance sheet loans owned by SunTrust:

- On page 12 you disclose that if these loans deteriorate or are charged off by SunTrust prior to the termination of your relationship, you will take 100% of the financial responsibility for the loss;
- On page 37 you disclose you are required to reimburse SunTrust for any losses taken on the loan portfolio, as long as your agreement is in place;
- On page 44 you disclose that you carry 100% of the credit risk for these loans prior to the termination of your agreement with SunTrust; and
- On page F-8 you disclose that you are liable for default loans.

Please revise as necessary to clearly describe your credit risk. Your revised disclosure should be consistently applied throughout the filing. At a minimum, please address the following:

- SunTrust's charge-off policy as it relates to these loans;
- The amount of loans charged off by SunTrust for each of the periods presented;
- How SunTrust determines the amount of "deteriorated loans";
- The amount of "deteriorated loans" for each of the periods presented;
- An enhanced description of default loans, including the specific events that trigger default; and
- Clarification as to whether you are responsible for "deteriorated loans", the amount of loans charged off by SunTrust or all probable credit losses related to specifically identified loans as well as probable credit losses inherent in the remainder of the portfolio.

57. We note your response and revised disclosure in response to comment 45 of our letter dated August 15, 2006. To help us better understand your accounting policy and methodology, please revise your accounting policy as well as applicable sections in MD&A to:

- Describe how maintaining a 25 basis point reserve of the outstanding loan balance at December 31, 2005 was appropriate in accordance with US GAAP to cover probable credit losses related to specifically identified loans as well as probable credit losses inherent in the remainder of the loan portfolio at each balance sheet date;
- Describe how your new methodology as adopted in 2006 and disclosed on page F-26 was appropriate in accordance with US GAAP to cover probable credit losses related to specifically identified loans as well as probable credit losses inherent in the remainder of the loan portfolio at each balance sheet date;
- Describe how each of your methodologies considered the historical loss experience and trends, adjusted for current conditions that are not reflected in the prior experience;
- Describe the systems and reliable data utilized by your staff to evaluate loan balances and performance in determining the reserve for credit exposure; and
- Explain how movements in the reserve are directionally consistent with the underlying observable and trend data.

58.   As a related matter, to help us better understand your accounting policy for the reserve for credit exposure, please provide us with typical journal entries to record the following transactions:

- an additional provision for credit loss;
- the recognition of loan losses in the portfolio; and
- the recovery of a previously charged off amount, if applicable.

Unaudited Financial Statements – June 30, 2006

59.   We note that you recorded the entire $500,000 payment received from SunTrust as non-operating revenue during the six months ended June 30, 2006. Please tell us the specific accounting literature you relied upon in concluding it was appropriate to recognize this amount upfront. Please also tell us how you plan to account for the remaining payments to be received under this agreement.

60.   We note your disclosure that SunTrust returned 772,000 El Banco shares and 700,000 warrants to purchase El Banco shares during June 2006. Please tell us how you accounted for this transaction, including a detailed discussion of the accounting literature relied upon.

Unaudited Pro Forma Condensed Combined Financial Statements

Pro Forma Condensed Combined Statement of Income, page B-4

61.   We note that the consolidated statement of operations for NBOG on page A-5 includes a $225,000 provision for loan losses at December 31, 2005, which is not included in the pro forma statement of income on page B-4. Please tell us why you have elected to exclude a provision for loan losses in your pro forma information, including the authoritative literature relied upon in making the determination or revise as necessary.

Inside Back Cover

62.   Please modify this page to focus on only the Latino population that you will be serving in the foreseeable future. This seems to be the Latino market in Atlanta.

                        *   *   *   *   *

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        Direct any questions on accounting matters to Benjamin Phippen at 202-551-3697, or to Don Walker, Senior Assistant Chief Accountant, at 202-551-3490. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3434.

                                Sincerely,

                                Mike Clampitt
                                Senior Attorney

By fax: Rusty Pickering
        Fax number 404-817-6035